UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 16)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

Robert Merlino CapGen Capital Group III LP 120 West 45th Street Suite 1010 New York, New York 10036 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,463,141
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,463,141
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,463,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the foregoing is based on 38,020,113 shares of Common Stock (as defined herein) outstanding as of February 13, 2017, as reported by the Issuer in its Preliminary Prospectus Supplement to the Registration Statement on Form S-3, filed with the Securities and Exchange Commission on February 14, 2017.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,463,141
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,463,141
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,463,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*
The calculation of the foregoing is based on 38,020,113 shares of Common Stock (as defined herein) outstanding as of February 13, 2017, as reported by the Issuer in its Preliminary Prospectus Supplement to the Registration Statement on Form S-3, filed with the Securities and Exchange Commission on February 14, 2017.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,463,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 38,020,113 shares of Common Stock (as defined herein) outstanding as of February 13, 2017, as reported by the Issuer in its Preliminary Prospectus Supplement to the Registration Statement on Form S-3, filed with the Securities and Exchange Commission on February 14, 2017.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Robert Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

65,422(1)
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

65,422(1)
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,528,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 38,020,113 shares of Common Stock (as defined herein) outstanding as of February 13, 2017, as reported by the Issuer in its Preliminary Prospectus Supplement to the Registration Statement on Form S-3, filed with the Securities and Exchange Commission on February 14, 2017.

(1)	Includes 12,437 shares of Common Stock held in a retirement account for a relative over which Mr. Goldstein has sole voting and dispositive power.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

John P. Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,950
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

9,950
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,473,091
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 38,020,113 shares of Common Stock (as defined herein) outstanding as of February 13, 2017, as reported by the Issuer in its Preliminary Prospectus Supplement to the Registration Statement on Form S-3, filed with the Securities and Exchange Commission on February 14, 2017.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

John W. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

49,373
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

49,373
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,512,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 38,020,113 shares of Common Stock (as defined herein) outstanding as of February 13, 2017, as reported by the Issuer in its Preliminary Prospectus Supplement to the Registration Statement on Form S-3, filed with the Securities and Exchange Commission on February 14, 2017.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 16 on Schedule 13D (this “Amendment No. 16”) to amend the Schedule 13D filed on April 1, 2010 (as amended by Amendment No. 1 filed on April 12, 2010, Amendment No. 2 filed on May 7, 2010, Amendment No. 3 filed on July 26, 2010, Amendment No. 4 filed on April 22, 2013, Amendment No. 5 filed on July 26, 2013, Amendment No. 6 filed on November 7, 2013, Amendment No. 7 filed on January 15, 2014, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on October 3, 2014, Amendment No. 10 filed on October 14, 2014, Amendment No. 11 filed on August 26, 2015, Amendment No. 12 filed on September 14, 2015, Amendment No. 13 filed on November 16, 2015, Amendment No. 14 filed on May 10, 2016 and Amendment No. 15 filed on June 8, 2016, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by adding the following immediately prior to the last paragraph of Item 4:

On February 13, 2017, CapGen LP informed the Issuer of its desire to exercise CapGen LP’s piggyback registration rights pursuant to the 2014 Registration Rights Agreement (previously filed as Exhibit 12 to Amendment No. 7) to include all of its Common Stock in a proposed underwritten public offering by the Company of Common Stock on or about February 14, 2017, subject to CapGen LP’s approval of the terms of such underwritten public offering as they relate to CapGen LP’s shares of Common Stock, and subject to the terms and conditions of the 2014 Registration Rights Agreement.

In connection with such proposed public offering, CapGen LP agreed, subject to specified exceptions, not to offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of, any Relevant Security (as defined in the lock-up agreement), including the Common Stock, for a period of 60 days after the filing of a final prospectus for such proposed offering (the “2017 Lock-Up Agreement”). The foregoing description of the 2017 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2017 Lock-Up Agreement, attached hereto as Exhibit 27, which is incorporated herein by reference.

On February 15, 2017, CapGen LP and the Issuer entered into an underwriting agreement (the “2017 Underwriting Agreement”) with Guggenheim Securities, LLC and Sandler O’Neill & Partners, L.P., as managers of the several underwriters (collectively, the “Underwriters”) in connection with such proposed public offering. Pursuant to the 2017 Underwriting Agreement, CapGen LP agreed to sell to the Underwriters, and the Underwriters agreed to purchase from CapGen LP, subject to the terms and conditions set forth therein, 5,400,000 shares of Common Stock at a purchase price of $22.25 per share, pursuant to the Company’s registration statement on Form S-3 (No. 333-206588) and the prospectus thereto, as supplemented by a preliminary prospectus supplement dated February 14, 2017 and a final prospectus supplement that will be filed with the SEC prior to the closing of the offering (the “February 2017 Offering”). CapGen LP also granted the Underwriters a 30-day option to purchase from CapGen LP up to an additional 810,000 shares of Common Stock at the same purchase price. The February 2017 Offering is expected to close on February 21, 2017. The foregoing description of the 2017 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2017 Underwriting Agreement, attached hereto as Exhibit 28, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by adding the following immediately prior to the second to last paragraph thereof:

The information included in Item 4 of this Amendment No. 16 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by adding the following:

Exhibit 26	Joint Filing Agreement, dated February 15, 2017, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Eugene A. Ludwig, Robert Goldstein, John P. Sullivan and John W. Rose.

Exhibit 27	Lock-Up Agreement, dated February 13, 2017, by CapGen Capital Group III LP

Exhibit 28	Underwriting Agreement, dated February 15, 2017, by and among Seacoast Banking Corporation of Florida, CapGen Capital Group III LP, Guggenheim Securities, LLC and Sandler O’Neill & Partners, L.P.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     February 15, 2017

CAPGEN CAPITAL GROUP III LP

By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ROBERT GOLDSTEIN

By:	/s/ Robert Goldstein
Name:	Robert Goldstein

JOHN P. SULLIVAN

By:	/s/ John P. Sullivan
Name:	John P. Sullivan

JOHN W. ROSE

By:	/s/ John W. Rose
Name:	John W. Rose

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 26	Joint Filing Agreement, dated February 15, 2017, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Eugene A. Ludwig, Robert Goldstein, John P. Sullivan and John W. Rose.

Exhibit 27	Lock-Up Agreement, dated February 13, 2017, by CapGen Capital Group III LP

Exhibit 28	Underwriting Agreement, dated February 15, 2017, by and among Seacoast Banking Corporation of Florida, CapGen Capital Group III LP, Guggenheim Securities, LLC and Sandler O’Neill & Partners, L.P.